1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 1, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    PIMCO Equity Series (the “Trust” or the “Registrant”)

Dear Mr. Thompson:

In a telephone conversation on April 1, 2010, we discussed the comment of the Securities and Exchange Commission staff (the “Staff”) in response to the Registrant’s second amended registration statement, filed on March 31, 2010 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), in connection with the offering of the Registrant’s initial series, PIMCO EqS Pathfinder Fund (the “Fund”). The Staff’s comment, along with the Registrant’s response, is set forth below.

Statement of Additional Information

Comment 1:    On the cover page of the Statement of Additional information, please include the Fund’s exchange ticker symbols per the requirements of Item 14(a)(2). The Registrant may implement changes to the disclosure in response to this comment in its definitive filing.

Response:    Comment accepted. The Registrant will include the Fund’s exchange ticker symbols on the cover page of the Statement of Additional Information in its definitive filing.

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April 1, 2010 Page 2

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3448 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng
Douglas P. Dick